JONES & HALEY, P.C.

ATTORNEYS AT LAW

750 HAMMOND DRIVE, SUITE 100, BUILDING 12

ATLANTA, GEORGIA 30328

RICHARD W. JONES

www.corplaw.net

Telephone 770-804-0500

Email: jones@corplaw.net

Facsimile  770-804-0509

April 8, 2019

Terrence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn: Tracy McKoy, Staff Accountant

RE:

Summit Networks, Inc. ("Company")

Form 10-K for the fiscal year ended July 31, 2018 initially filed on November 13, 2018  and amended on November 14, 2018

[File No. 333-199108]

[J&H File No. 3913.00]

Dear Mr. O’Brien:

We filed an annual report on Form 10-K with the Commission on November 13, 2018 and we subsequently amended that filing on November 14, 2018.  Your office provided comments to our filing by your letter dated March 22, 2019 (“Comment Letter”).  We apologize for the delay in responding, but the letter was just received by regular mail at this company’s address in Hong Kong.  At this time, we are transmitting this letter in response to your Comment Letter and we are providing our responses keyed to the paragraph in the Comment Letter.

Accordingly, our response is as follows:

Amended Form 10-K for the fiscal year ended July 31, 2018

Item 8 Financial Statements and Supplementary Data, page 24

1.

Our independent auditors have provided a revised audit opinion for the two years ended July 31, 2018 and July 31, 2017.  That revised audit opinion letter is contained in the second amendment filed with EDGAR simultaneously with the filing of this response to your Comment Letter.

We trust that the above is responsive to the issues raised in the Comment Letter. As mentioned above, we are simultaneously filing a revised report on Form 10-K and we are filing as correspondence a copy of this response to your Comment Letter.

April 8, 2019

If you have any questions on these responses, or if you need additional clarification of the issues discussed, please contact me at the telephone number noted above.

Sincerely,

JONES & HALEY, P.C.,

For the Firm

By: /s/Richard W. Jones

       Richard W. Jones

RWJ:bas

cc:  Sean Webster

       Alan Chan